Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

November 17, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OceanPal Inc. Amendment No. 1 to Registration Statement on Form 20-F Filed November 2, 2021 File No. 001-40930
Ladies and Gentlemen:
Reference is made to the registration statement on Form 20-F (the “Registration Statement”) filed by OceanPal Inc. (the “Company”), with the U.S. Securities and Exchange Commission (the “Commission”) on October 19, 2021, as amended.  By letter dated November 16, 2021 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments regarding Amendment No. 1 to the Registration Statement, filed by the Company with the Commission on November 2, 2021.
The Company is submitting via EDGAR this letter, which responds to the Staff’s comments contained in the Comment Letter, and has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the changes made in response to the Comment Letter and certain changes to reflect the passage of time.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Amendment No. 1 to Form 20-F filed November 2, 2021
Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions
Diana Shipping Inc. Non-Competition Agreement, page 59
1.
We note your disclosure that Diana Shipping granted you a right of first refusal over any opportunity available to Diana Shipping (or any of its subsidiaries) to acquire or charter-in any dry bulk vessel that “meets certain specifications.” Please describe such specifications set forth in the agreement. In that regard, we note the specifications set forth in the non-competition agreement filed as Exhibit 4.4. In addition, please disclose the termination provisions set forth in the non-competition agreement.

U.S. Securities and Exchange Commission
November 17, 2021

The Company has included additional disclosure describing the vessel specifications and the termination provisions set forth in the Non-Competition Agreement. Please see pages 59-60 of Amendment No. 2.
Steamship Shipbroking Enterprises Inc., page 59
2.
Please revise your disclosure to include the material terms of the Form of Management Agreement with Steamship Shipbroking Enterprises Inc. filed as Exhibit 4.7. In addition, we note your disclosure here and on page 33 indicating that Steamship will be providing administrative services and brokerage services pursuant to an Administrative Agreement and a Brokerage Services Agreement. We also note your disclosure on page 57 that the services of your chief executive officer and president and interim chief financial officer are provided by Steamship under your administrative services agreement with Steamship. Please file your administrative agreement and brokerage services agreement with Steamship, and disclose any material terms set forth in such agreements. Refer to comment 10 in our letter dated July 21, 2021.

The Company has included additional disclosure describing the material terms of the forms of Management Agreement, Administrative Services Agreement and Brokerage Services Agreement. Please see page 59 of Amendment No. 2. The Company has also filed forms of the Administrative Services Agreement and Brokerage Services Agreement as Exhibits 4.8 and 4.9, respectively.
Diana Wilhelmsen Management Limited, page 60
3.
Please disclose all material terms of the management agreement with Diana Wilhelmsen Management Limited, including the fees payable under the agreement and the provisions related to termination of the agreement. Please also provide risk factor disclosure relating to the termination provisions, or tell us why you do not believe that such provisions present a material risk.

The Company has included disclosure describing the fees payable under the management agreement and the termination provisions of the management agreement. Please see page 60 of Amendment No. 2. The Company has also included additional risk factor disclosure relating to the termination provisions. Please see page 21 of Amendment No. 2.
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U.S. Securities and Exchange Commission
November 17, 2021

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.
Sincerely,

SEWARD & KISSEL LLP

By:	/s/	Edward S. Horton
Edward S. Horton

cc:	Eleftherios Papatrifon Chief Executive Officer Ioannis Zafirakis, Interim Chief Financial Officer OceanPal Inc. Pendelis 26 175 64 Palaio Faliro Athens, Greece